

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via E-Mail
Mr. Ronald McGregor
Chief Financial Officer
Rouge Resources, Ltd.
#203-409 Granville Street, Vancouver
British Columbia, V6C 1T2, Canada

> **Re:** **Rouge Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended January 31, 2014**
> **Filed May 23, 2014**
> **File No. 001-31799**

Dear Mr. McGregor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2014

Item 15. Controls and Procedures, page 42

15.2 Management's Annual Report on Internal Control Over Financial Reporting, page 42

1. Please revise your conclusion on effectiveness of your internal control over financial reporting (ICFR) to make reference to "internal control over financial reporting" rather than "internal controls and procedures."

2.   We note your disclosures supporting your conclusion that your ICFR was effective state
        that your "lack of segregation of duties is overcome by heavy reliance on senior
        management during the review and approval process along with the annual independent
        audit." Please note the definition of ICFR at paragraph A5 of Appendix A to Public
        Company Accounting Oversight Board Auditing Standard No. 5 (AS5), specifically
        states that the audit of the financial statements is not part of a company's ICFR. Please
        clarify whether you have considered the annual audit in concluding that your ICFR was
        effective and if so, please explain why you believe its consideration is consistent with the
        definition of ICFR under AS5.

Item 17. Financial Statements, page 44

3.   Please note that compliance with Item 18 rather than Item 17 is required for issuer
        financial statements included in both annual reports and registration statements filed on
        Form 20-F for issuers with fiscal years ended on or after December 15, 2011. Please
        revise to present clearly your financial statements under Item 18 of Form 20-F. Refer to
        General Instruction E(c)(2) of Form 20-F.

4.   We note you provided two years of statements of comprehensive loss, changes in equity,
        and cash flows prepared in accordance with International Financial Reporting Standards
        (IFRS) as issued by the International Accounting Standards Board. Item 8.A.2 of Form
        20-F requires comparative financial statements that cover the latest three financial
        years. Please amend your filing to include audited financial statements prepared in
        accordance with IFRS for each of the three latest financial years and to obtain a revised
        audit report from your auditor which covers the three years presented to comply with
        Item 8.A.2 or tell us why you believe this guidance does not apply to you. To the extent
        that you provide audited financial statements for all three years, please revise
        Management's Discussion and Analysis accordingly.

Independent Auditor's Report, page F-2

5.   We note that the Emphasis of Matter paragraph in your independent auditor's report
        states that there is "significant doubt" about the company's ability to continue as a going
        concern. Please obtain and provide a revised audit report that indicates, if true, that there
        is "substantial doubt" about the company's ability to continue as a going concern which
        is consistent with paragraph 12 of AU Section 341.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining